January 8, 2009
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Mr. Daniel Morris

Re:	Visteon Corporation
File Number. 1-15827
Form 10-K for the fiscal year ended December 31, 2007
Schedule 14 filed 3/31/2008
Dear Mr. Morris:
This letter is in response to your comment letter dated November 26, 2008 directed to Mr. Michael F. Johnston, the former Chief Executive Officer of Visteon Corporation (the “Company”). We appreciate your cooperation in allowing us additional time to respond to your letter. Your comments are reproduced below in bold italics, followed in each case by the Company’s response.
Form 10-K
Item 11. Executive Compensation, page 132
1. While we note that you have included executive compensation disclosure under Item 9B of your Form 10-K, you have not cross-referenced to that disclosure. In future filings, please provide all relevant cross-references in this section.
The executive compensation information disclosed under Item 9B of the Company’s 10-K was intended primarily to satisfy the requirements of Item 5.02(e) of Form 8-K relating to new executive incentive awards for 2008 and future plan periods and do not relate to 2007, which is the required focus of Item 11 of Form 10-K. However, in future filings, we will evaluate and provide any relevant cross-references between these sections.

Schedule 14A
Executive Compensation, page 12
2. We note your disclosure in this section and under “Other Information” in Item 9B of the Form 10-K. We note that you have not disclosed all performance targets for 2007 in your Compensation Discussion & Analysis. While it appears that you have provided certain targets in the narrative following the Grants of Plan-Based Awards Table, please note all targets must be disclosed and discussed in the Compensation Discussion & Analysis section. Please confirm that you will comply with this comment in future filings.
We confirm that we will comply with your comment in future filings (except to the extent that Visteon has a permissible basis to exclude the disclosure of a performance target level, such as pursuant to Instruction 4 to Item 402(b) of Regulation S-K). In order to avoid duplication and to maintain the summary nature of the Compensation Discussion & Analysis section, we disclosed the nature and rationale of the performance measures in Compensation Discussion & Analysis section and cross-referenced to the disclosure of the more specific target levels included elsewhere in the filing.
*  *  *  *  *  *  *  *
We acknowledge the following:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding accounting matters discussed in this letter, you may contact Peter Ziparo at (734) 710-5266 or me at (734) 710-7130.
Very truly yours,
/s/ John Donofrio
John Donofrio
Senior Vice President and General Counsel